EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 5, 2014 relating to the consolidated financial statements of ARC Resources Ltd. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Accountants
Calgary, Canada

March 20, 2014